FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2:	Date of Material Change

March 23, 2015

Item 3:	News Release

A news release with respect to the material change described herein were disseminated on March 23, 2015 through GlobeNewswire.

Item 4:	Summary of Material Change

On March 23, 2015, Burcon announced that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on April 2, 2015 (the "Record Date"). A maximum of 1,552,044 Common Shares will be issued pursuant to the Rights Offering, representing approximately 4.55% of the currently issued and outstanding Common Shares.

On March 23, 2015, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") to which each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") is a party. Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in 1,552,044 Common Shares being issued under the Rights Offering (the "Standby Commitment").

Item 5.1:	Full Description of Material Change

Pursuant to the Rights Offering, each holder of record of Common Shares on the Record Date will receive one transferable right (a "Right") for each Common Share held. Every 22 Rights will entitle a holder to purchase one Common Share at a price of $2.26 (the "Subscription Price") prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 30, 2015. The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

A rights offering circular (the "Circular"), together with a rights certificate, will be mailed to registered holders of Common Shares as of the Record Date. To subscribe for Common Shares, a completed rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 30, 2015. Rights certificates are not being mailed to registered holders of Common Shares resident outside of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and the United States, unless such registered holders are able to establish to the satisfaction of Burcon on or before April 24, 2015 they are eligible to participate in the Rights Offering, as more particularly described in the Circular.

The Rights will be listed for trading on the Toronto Stock Exchange ("TSX") beginning on March 31, 2015 under the symbol "BU.RT.A". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on April 30, 2015. The Common Shares issuable upon the exercise of the Rights will also be listed on The NASDAQ Global Market.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $3,317,619. The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

Pursuant to the Standby Commitment Agreement, subject to certain conditions, ITC, E-Concept and I-Global have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in 1,552,044 Common Shares being issued under the Rights Offering. The Standby Commitment of each of ITC, E-Concept and I-Global is subject to a maximum of 793,715, 416,879 and 341,450 Common Shares, respectively. As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 198,429 Common Shares, E-Concept to acquire up to 104,220 Common Shares and I-Global to acquire up to 85,362 Common Shares. The exercise price under the Standby Warrants is $2.26 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2015.

The Circular in respect of the Rights Offering has been filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia. Full details of the Rights Offering, including information regarding the distribution of the Rights and the procedures to be followed, are included in the Circular which has been filed on SEDAR at www.sedar.com and will be mailed to eligible shareholders following the Record Date. The Rights Offering will be made in the United States pursuant to a registration statement on Form F-7 which has been filed with the United States Securities and Exchange Commission. A copy of the Standby Commitment Agreement has been filed on SEDAR at www.sedar.com

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9:	Date of Report

March 30, 2015